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                     February 26, 2024

       Paul Mellett
       Chief Financial Officer
       Enanta Pharmaceuticals, Inc.
       500 Arsenal Street
       Watertown, MA 02472

                                                        Re: Enanta
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 001-35839

       Dear Paul Mellett:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences